SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of September 10, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Blocklisting Interim Review


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:   XENOVA GROUP PLC


2. NAME OF SCHEME:   THE XENOVA GROUP 1996 SHARE OPTION SCHEME NON-APPROVED PART


3. PERIOD OF RETURN:     FROM: 10/03/03   TO: 09/09/03


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:      243,683 ORDINARY 10P SHARES


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:     NONE


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:               243,683 ORDINARY 10P SHARES


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)            243,683 ORDINARY 10P SHARES
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: ON 10/03/2000


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.     174,533,588 ORDINARY SHARES OF 10P

CONTACT FOR QUERIES

NAME:      JON DAVIES

TELEPHONE: 01753 706600


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY: XENOVA GROUP PLC


2. NAME OF SCHEME: THE XENOVA GROUP 1996 SHARE OPTION SCHEME APPROVED PART


3. PERIOD OF RETURN:     FROM: 10/03/03  TO: 09/09/03


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:      198,875 ORDINARY 10P SHARES


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:         NONE


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:           198,875 ORDINARY 10P SHARES


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
   8,875 ORDINARY 10P SHARES ON 10/03/2000
   200,000 ORDINARY 10P SHARES ON 09/04/2001

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 174,533,588 ORDINARY SHARES OF 10P

CONTACT FOR QUERIES

NAME:      JON DAVIES

TELEPHONE: 01753 706600



                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     XENOVA GROUP PLC


2. NAME OF SCHEME: THE XENOVA GROUP 1992 SHARE OPTION SCHEME NON-APPROVED PART


3. PERIOD OF RETURN:     FROM: 10/03/03      TO: 09/09/03


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:      204,935 ORDINARY 10P SHARES


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:     NONE


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:               204,935 ORDINARY 10P SHARES


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)             404,935 ORDINARY 10P SHARES
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  ON 10/03/2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.     174,533,588 ORDINARY SHARES OF 10P

CONTACT FOR QUERIES

NAME:      JON DAVIES

TELEPHONE: 01753 706600


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY: XENOVA GROUP PLC


2. NAME OF SCHEME: THE XENOVA GROUP 1992 SHARE OPTION SCHEME APPROVED PART


3. PERIOD OF RETURN:     FROM: 10/03/03  TO: 09/09/03


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:      188,440 ORDINARY 10P SHARES


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:     NONE


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:               188,440 ORDINARY 10P SHARES


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
   252,790 ORDINARY 10P SHARES ON 10/03/2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 174,533,588 ORDINARY SHARES OF 10P

CONTACT FOR QUERIES

NAME:      JON DAVIES

TELEPHONE: 01753 706600


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY: XENOVA GROUP PLC


2. NAME OF SCHEME: THE XENOVA GROUP 1988 SHARE OPTION SCHEME


3. PERIOD OF RETURN:     FROM: 10/03/03  TO: 09/09/03


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:     148,572 ORDINARY 10P SHARES


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:    NONE


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:              148,572 ORDINARY 10P SHARES


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)              148,572 ORDINARY 10P SHARES
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:   ON 10/03/2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 174,533,588 ORDINARY SHARES OF 10P

CONTACT FOR QUERIES

NAME:      JON DAVIES

TELEPHONE: 01753 706600



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 10 September 2003